American CryptoFed Written and In-Person Testimony
Miami-Dade County Cryptocurrency Task Force
At 1:00 PM, October 13, 2021, EST, Miami


---------- Forwarded message ---------
From: Marian Orr <marian.orr@americancryptofed.org>
Date: Wed, Oct 13, 2021 at 11:29 AM
Subject: Testimony in advance of today's meeting
To: <nfo@digigrass.com>, <DStabile@shutts.com>,
<ipacheco@interamericanbank.com>, <Samir.Patel@hklaw.com>,
Andrew Barnard <drew@bitstop.co>, <E.Bowdre@gmail.com>,
<obfire@gmail.com>
Cc: <scott.moeller@americancryptofed.org>, Zhou Xiaomeng
<zhouxm@americancryptofed.org>


Good morning!

Attached please find a copy of the testimony I will be providing during public comment at today's meeting. We look forward to seeing you and answering any questions you may have.

All the best,

Marian Orr
CEO, American CryptoFed DAO


***********************
Hello Members of Miami-Dade County Cryptocurrency Task Force

My name is Marian Orr, and I am currently the CEO of American CryptoFed DAO and formerly the first female mayor of Cheyenne, Wyoming - we have a strong mayor form of government; thus, I was the CEO of the city. That is how I was first introduced to Mayor Suarez as a colleague in a mayoral leadership class. We have been watching your task force's work - including the exciting lead that Mayor Suarez is taking to put Miami on the map as the Capital of Capital.

When I was a mayor, I had to think through not only how to ensure the daily essential requirements of the health, safety and welfare of the city are met - but how to grow us economically, as well how to attract and retain our city employees - and all of this within a constrained budget.

We believe we not only share but can help you meet the mission
you have been tasked with for Miami Dade County.   We believe
your mission aligns very well with ours; to deliver a monetary system with zero inflation, zero deflation and zero transaction costs.

First of all, we can help you engage large merchants in Miami-Dade County, because we not only remove all transaction fees, but also pay merchants 1% - 4% for every transaction. Second, through these merchants, we can reward their customers 5.5% - 12% per purchase. Third, we can donate permanently 0.5% of taxable purchases at these merchants to your county, increasing your sales tax revenue by 50% forever. Fourth, we pay 3% - 5% interest to all token holders. Fifth, our token, called Ducat, is inflation protected and stable to purchasing power through time.

I appreciate more than you know the impetus for Miami looking into paying employees in cryptocurrencies and accepting cryptocurrencies for services and tax payments. When, and only when, your citizens use cryptocurrencies for everyday purchases in their daily life, is when you can expect your residents to pay county services and taxes in cryptocurrencies.

Not all cryptocurrencies are the same. To succeed, the currency must provide better benefits than the US dollar to the consumers, merchants and Miami-Dade County, and the currency must comply with all Federal and State laws, such as securities laws, KYC, AML, etc. If you take all these considerations together, there is only one cryptocurrency which can meet the requirements. That is our Ducat.

Whether the county elects to convert every Ducat payment to US dollar or decides to enjoy the benefits of keeping your tax revenue and economic value within the Ducat economy, that's your choice.

I know this sounds too good to be true. That's why I also want you to know that a group of large US merchants, lawmakers and sovereign wealth fund experts are joining our CryptoFed Due Diligence Workgroup (CDDW). Yesterday, your fellow member, Mr. Samir Patel participated in a preliminary discussion with the group. We hope each of you will join the due diligence as well to confirm the viability of our Ducat Economic Zone.

I, and my colleagues, Scott and Zhou, will be happy to answer
any questions you have.   Thank you.